Exhibit 99.3

BRENMILLER ENERGY LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on July 29, 2026 at 2:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD. ANNUAL AND SPECIAL GENERAL MEETING OF
SHAREHOLDERS

Date of Meeting: July 29, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.      To re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      2.1. To re-appoint Mr. Doron Brenmiller as a Class III director on the Board of directors for a three-year term, until the 2029 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2. To re-appoint Mr. Harel Gadot as a Class III director on the Board of directors for a three-year term, until the 2029 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3. To re-appoint Ms. Orna Ben Yosef as a Class III director on the Board of directors for a three-year term, until the 2029 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.      To change the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.      To approve the update to Mr. Avraham Brenmiller’s compensation, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.      To approve the update to Mr. Nir Brenmiller’s compensation, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.      To approve the concurrent service of Mr. Avraham Brenmiller as the Company’s Chairman of the Board of Directors and Mr. Nir Brenmiller as the Company’s CEO, for a period of three (3) years as of the date of the Meeting, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.      To approve amendments to certain terms of a recent private placement with a major shareholder of the Company and amendments to the Company’s Amended and Restated Articles of Association, as described in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE:    By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2026 annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via E-mail to Mr. Ofir Zimmerman, e-mail address: ofirz@bren-energy.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.